3-31-02

02033120

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of March 2002

TOP IMAGE SYSTEMS LTD.

(translation of registrant's name into English)

2 HaBarzel Street
Ramat Hahayal, Israel 69710
(address of principal executive offices)

Indicate by check mark whether the registrant files or with file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___/___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No __/__

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated March 6, 2002 regarding the Registrant's year-end results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP IMAGE SYSTEMS LTD.

Date: ~~March __, 2002~~ April 29, 2002

By: [signature]

Arie Rand
Chief Financial Officer

FOR IMMEDIATE RELEASE | BUSINESS NEWS

Top Image Systems Announces 100% Revenue Growth in Fourth Quarter 2001

TiS reports highest quarterly revenues in the Company's history

Tel. Aviv, Israel - March 6, 2002 - Top Image Systems, Ltd., (NASDAQ: TISA), a leading innovator of enterprise solutions for managing and validating the flow of information between an enterprise and its customers and employees, announced today that revenue for the fourth quarter of 2001 increased 100% to an all-time record $3.6 million from $1.8 million for the fourth quarter of 2000.

Net loss for the fourth quarter of 2001 was $598,755 compared with a net loss of $4.4 million for the fourth quarter in 2000. The company reported a one-time non-recurring severance expense of $706,000. Exclusive of the one-time expense, net income was $107,245 in the quarter. Net loss per share for the quarter was $0.10 (or $0.02 net income per share exclusive of the one-time expense). Gross margin increased to 77% in the fourth quarter of 2001 from 19% in the fourth quarter of 2000.

For the twelve months ended December 31, 2001 revenues increased 12.5% to $12.0 million, compared with $10.6 million in 2000. Net loss for 2001 was $2.8 million compared with a net loss of $6.4 million in 2000. Net loss per share for the year was $0.44, compared with a loss per share of $1.09 in 2000.

Ido Schechter, Chief Executive Officer of Top Image Systems, said, "2001 was a watershed year in TiS' history. We delivered higher revenue, dramatically improved gross margin, and substantially better bottom line results in a difficult year for the world economy. We established TiS as the clear market share leader in the national population census market, which gives us a strong platform to further penetrate government accounts in the years ahead. We also added such important new customers as Fed Ex Express, Deutsche Post In Haus Service and Deutsche Bank for our proprietary data management software, and established sales, marketing and technical partnerships with industry leaders including Unisys and AGFA that have already resulted in new business."

Schechter added, "We completed the integration of our e-Mobilis subsidiary into TiS' operations during 2001. This adds an important new wireless data handling component to our *eFLOW* Unified Content Platform, and positions us to address our customers' need to integrate external information from a variety of sources - wireless or wired computer networks, paper, fax, eforms - to improve operating processes and more profitably deliver products and services to their customers.

By positioning TiS at the enterprise solution level, we offer our customers a broad range of integrated solutions applicable to many parts of their organization. This gives us the opportunity to develop multiple sales opportunities within each customer account. Our strategy is to build long-term relationships with our customers who recognize that our proprietary *eFLOW* platform is a strategic enterprise solution."

Highlights during the year included:

- TiS solidified its position in the national population census market by winning four new census sales during the year. Especially noteworthy was the sale to the Indian census project, the largest project of its kind in the world.
- TiS added several major world-level customers including FedEx Express, Deutsche Post In Haus Service, SEB Bank, and Deutsche Bank.
- TiS signed sales, marketing and technology agreements with AFGA's European operations and with Unisys Latin America.
- TiS extended its exclusive distribution agreement with its Japanese partner Toyo Ink/EDMS. Independent research showed TiS solutions hold approximately a 50% market share in Japan.
- TiS integrated its e-Mobilis subsidiary into the operations of Top Image Systems.
- TiS won two major million-dollar sales to Febreban, the Confederation of Banks of Brazil.
- TiS announced a new software solution strategy – the *eFLOW* Unified Content Platform which provided the common infrastructure for TiS' current and future solutions.

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations. Whether originating from mobile, electronic, paper or other sources, TiS solutions deliver the content to applications that drive the organization. TiS' *eFLOW* Unified Content Platform is a common platform for the Company's solutions. TiS markets its products in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the Company's web site at www.TopImageSystems.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

Contact:
Shlomit Hershko
Top Image Systems Ltd.
Tel: +972 – 3 – 648-7722
E-mail: Shlomit@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Consolidated Statement of Operations (Israeli GAAP) as at **Top Image Systems Ltd.**

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
	US $	US $	US $	US $
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues				
Products revenues	2,986,350	1,531,087	9,913,851	10,073,817
Service revenues	623,291	278,419	2,045,398	552,525
Total revenues	3,609,641	1,809,506	11,959,249	10,626,342
Cost of revenues				
Products costs	756,454	*1,067,674	2,487,902	*3,254,366
Service costs	78,575	391,676	584,431	669,566
Total cost of revenues	835,029	1,459,350	3,072,333	3,923,932
Gross Profit	2,774,612	350,156	8,886,916	6,702,410
Expenses				
Research and development costs, gross	408,586	*736,619	2,198,628	*2,207,967
Less-royalty bearing participation	-	-	-	(86,066)
Research and development, net	408,586	736,619	2,198,628	2,121,901
Selling and marketing	1,775,867	2,460,767	6,791,707	7,938,885
General and administrative	504,371	1,082,433	2,302,915	2,907,169
Restructuring expenses	-	540,000	-	540,000
Non-recurring severance expense	706,000	-	706,000	-
	2,986,238	4,083,200	9,800,622	11,386,054
Operating loss	(620,212)	(4,469,663)	(3,112,334)	(6,805,545)
Financing income, net	25,365	117,860	287,197	439,972
Other income (expenses), net	(3,908)	(607)	33,708	(460)
Loss before taxes on income	(598,755)	(4,352,410)	(2,791,429)	(6,366,033)
Taxes on income	-	-	-	-
Loss after taxes on income	(598,755)	(4,352,410)	(2,791,429)	(6,366,033)
Minority's share in loss of a subsidiary	-	-	-	2,410
Net loss	(598,755)	(4,352,410)	(2,791,429)	(6,363,623)
Net loss per share	(0.095)	(0.714)	(0.440)	(1.088)
Weighted average number of shares used to compute net loss per share	6,341,390	6,098,890	6,341,390	5,848,890

* Due to SEC guidelines published during 2001, royalties to the Government for its participation in research and development costs were reclassified in the financial statements from research and development expenses to the cost of revenues.

	December 31 2001 US $ (audited)	December 31 2000 US $ (audited)
Assets		
Current assets:		
Cash and cash equivalents	9,419,165	12,107,098
Marketable Securities	289,729	855,962
Trade receivable, net	4,458,903	3,622,141
Other receivables and prepaid expenses	402,905	518,513
Total current assets	14,570,702	17,103,714
Property and equipment		
Cost	1,644,464	1,519,162
Less accumulated depreciation	(889,893)	(669,933)
	754,571	849,229
Other assets	223,452	116,304
Total assets	15,548,725	18,069,247

	December 31 2001	December 31 2000
	US $	US $
	(audited)	(audited)
Liabilities and shareholders' equity		
Current liabilities:		
Short-term bank loans and current maturities of long-term bank loans	684,273	460,397
Trade payables	334,266	851,529
Other payables and accruals	2,259,708	1,716,104
Total current liabilities	3,278,247	3,028,030
Long-term liabilities:		
Provision for severance pay, net	249,881	361,332
Total long-term liabilities	249,881	361,332
Total liabilities	3,528,128	3,389,362
Shareholders' equity:		
Share capital – ordinary share of NIS 0.04 par value	73,079	73,079
Surplus capital	22,329,513	22,197,372
Accumulated deficit	(10,381,995)	(7,590,566)
Total shareholders' equity	12,020,597	14,679,885
Total liabilities and shareholders' equity	15,548,725	18,069,247